# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sky Harbour Group Corp, CIK 0001823587
CUSIP: 83085C107
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 36 Tower Road, Suite 205, Westchester County Airport, White Plains, New York (NY), 10604
Date of event which requires filing of this statement: 08/11/2026
Filed by CIK 0001494582
Persons authorized to receive notices and communications: Joshua P. Weisenburger, Boston Omaha Corporation, 1601 Dodge Street, Suite 3300, Omaha, Nebraska (NE), 68102, (402) 201-2073

## Reporting persons
- BOSTON OMAHA Corp (CIK 0001494582): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 18,699,773; sole dispositive power 18,699,773; aggregate amount beneficially owned 18,699,773 (40.5% of the class)
  Comment: (1) For Items 7, 9 and 11, comprised of 10,979,994 shares of the Issuer's (as defined below) Class A common stock, par value $0.0001 (the "Class A Stock"), and warrants exercisable for 7,719,779 shares of Class A Stock ("Warrant Shares") held by the Reporting Person, each as of August 13, 2026, constituting 40.45% of Class A common stock.. Based on all shares of the Issuer outstanding, represents 21.18% beneficial ownership of the combined voting Class A common stock and Class B common stock.
  
  (2) For Item 13, calculated based on the shares of Class A Stock, including Warrant Shares, beneficially owned by the Reporting Person relative to the Issuer's 38,510,234 outstanding shares of Class A Stock, as of August 12, 2026, as reported in the Issuer's Prospectus Supplement filed with the SEC on August 12, 2026, plus the 7,719,779 Warrant Shares owned by the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: Sky Harbour Group Corp
Address of issuer's principal executive offices: 36 Tower Road, Suite 205, Westchester County Airport, White Plains, New York (NY), 10604
Comment: This Amendment No. 6 to Schedule 13D (this "Amendment No. 3") amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on February 4, 2022, as amended and supplemented by (i) Amendment No. 1 to Schedule 13D, filed with the SEC on May 21, 2024, (ii) Amendment No. 2 to Schedule 13D, filed with the SEC on May 31, 2024, (iii) Amendment No. 3 to Schedule 13D, filed with the SEC on February 14, 2025, (iv) Amendment No. 4 to Schedule 13D, filed with the SEC on April 28, 2025, and (v) Amendment No. 5 to Schedule 13D, filed with the SEC on April 8, 2026 (as so amended and supplemented, the "Schedule 13D"). As further described in Item 4, this Amendment No. 6 is being filed in connection with the sale of shares of Class A Stock by the Reporting Person. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Boston Omaha Corporation, a Delaware corporation (the "Reporting Person"), and includes 2,673,831 shares of Class A Stock held by its indirect, wholly-owned subsidiary United Casualty and Surety Insurance Company. All investment and voting decisions for the Class A Stock held by the Reporting Person are made by the Reporting Person based on the consent of its investment committee, comprised of Mr. Adam K. Peterson and Mr. Joshua P. Weisenburger, each of whom expressly disclaims any beneficial ownership of the reported securities other than to the extent of any pecuniary indirect interest he may have therein as a stockholder of the Reporting Person. Current information concerning the identity and background of the directors and officers of the Reporting Person is set forth in Exhibit 2.1 attached hereto, which is incorporated by reference to this Item 2.
Residence or business address: The principal business address of the Reporting Person is 1601 Dodge Street, Suite 3300, Omaha, NE 68102.
Present principal occupation or employment: The principal business of the Reporting Person is outdoor advertising, surety insurance and broadband communication services.
Criminal convictions in the last five years: During the last five years, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any other person identified in Schedule 2.1 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Schedule 13D is hereby supplemented as follows: On August 11, 2026, the Reporting Person sold an aggregate of 360,000 shares of Class A Stock at a price of $10.00 per share, for total gross proceeds of $3,600,000, pursuant to an effective registration statement under the Securities Act of 1933, as amended. As a consequence, the Reporting Person's beneficial ownership decreased to 18,699,773 shares of Class A Stock (including the 7,719,779 Warrant Shares). The Reporting Person's beneficial ownership represents 40.45% of the outstanding Class A Stock and 21.18% of the combined voting Common Stock, a decrease primarily caused by such sale by the Reporting Person of 360,000 shares of Class A Stock on August 11, 2026 and the issuance of 4,000,000 shares of Class A common stock by the Issuer. A schedule of the sale transaction by the Reporting Person is attached hereto as Exhibit 4.1.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows: (a) - (b) The following sets forth, as of the date of this Amendment No. 6, the aggregate number of shares of Issuer's Class A Stock and percentage of Class A Stock (including Warrant Shares) beneficially owned by the Reporting Person, and which the Reporting Person has the sole or shared power to vote or to direct the vote, sole or shared power to dispose or to direct the disposition of, as of the date hereof, based on 38,510,234 outstanding shares of Class A Stock of the Issuer, as of August 12, 2026, as reported by the Issuer in its Prospectus Supplement filed with the SEC on August 12, 2026 plus the Warrant Shares. The following also sets forth the combined voting power of the 18,699,773 shares of Class A Stock (including Warrant Shares) beneficially owned by the Reporting Person relative to the Issuer's total outstanding Common Stock, as to which the Reporting Person has the sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition of, as of the date hereof, based on 38,510,234 shares of the Issuer's Class A Stock and 42,046,356 shares of the Issuer's Class B Stock issued and outstanding as of August 12, 2026, as reported by the Issuer in its Prospectus Supplement filed with the SEC on August 12, 2026, plus the Warrant Shares.

Reporting Person: Boston Omaha Corporation:

Class A Common Stock: Number (1) 18,669,773;

Percent (2) 40.45%

Class B Common Stock: Number - ; Percent - Combined Voting Power (%) (3): 21.18%

(1)cConsists of 10,979,994 shares of Class A Stock and 7,719,779 Warrant Shares held by the Reporting Person. (2) Beneficial ownership overall is calculated based on the shares of Class A Stock, including Warrant Shares, beneficially owned by the Reporting Person relative to the Issuer's 38,510,234 outstanding shares of Class A Stock, as of August 12, 2026, as reported by the Issuer in its Prospectus Supplement filed with the SEC on August 12, 2026, plus the 7,719,779 Warrant Shares. (3) Calculated based on the shares of Class A Stock, including Warrant Shares, beneficially owned by the Reporting Person relative to the Issuer's 38,510,234 outstanding shares of Class A Stock and 42,046,356 outstanding shares of Class B Stock, as of August 12, 2026, as reported by the Issuer in its Prospectus Supplement filed with the SEC on August 12, 2026, plus the 7,719,779 Warrant Shares. Holders of Class A Stock and Class B Stock are entitled to one vote per share on all matters submitted to the stockholders for their vote or approval.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows: (a) - (b) The following sets forth, as of the date of this Amendment No. 6, the aggregate number of shares of Issuer's Class A Stock and percentage of Class A Stock (including Warrant Shares) beneficially owned by the Reporting Person, and which the Reporting Person has the sole or shared power to vote or to direct the vote, sole or shared power to dispose or to direct the disposition of, as of the date hereof, based on 38,510,234 outstanding shares of Class A Stock of the Issuer, as of August 12, 2026, as reported by the Issuer in its Prospectus Supplement filed with the SEC on August 12, 2026 plus the Warrant Shares. The following also sets forth the combined voting power of the 18,699,773 shares of Class A Stock (including Warrant Shares) beneficially owned by the Reporting Person relative to the Issuer's total outstanding Common Stock, as to which the Reporting Person has the sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition of, as of the date hereof, based on 38,510,234 shares of the Issuer's Class A Stock and 42,046,356 shares of the Issuer's Class B Stock issued and outstanding as of as of August 12, 2026, as reported by the Issuer in its Prospectus Supplement filed with the SEC on August 12, 2026, plus the Warrant Shares. (1) Consists of 10,979,994 shares of Class A Stock and 7,719,779 Warrant Shares held by the Reporting Person. (2) Calculated based on the shares of Class A Stock, including Warrant Shares, beneficially owned by the Reporting Person relative to the Issuer's 38,510,234 outstanding shares of Class A Stock, as of August 12, 2026, as reported by the Issuer in its Prospectus Supplement filed with the SEC on August 12, 2026, plus the 7,719,779 Warrant Shares. (3) Calculated based on the shares of Class A Stock, including Warrant Shares, beneficially owned by the Reporting Person relative to the Issuer's 38,510,234 outstanding shares of Class A Stock and 42,046,356 outstanding shares of Class B Stock, as of August 12, 2026, as reported by the Issuer in its Prospectus Supplement filed with the SEC on August 12, 2026, plus the 7,719,779 Warrant Shares. Holders of Class A Stock and Class B Stock are entitled to one vote per share on all matters submitted to the stockholders for their vote or approval.
Transactions in the class effected during the past sixty days: Except as described elsewhere in this Amendment No. 6, including in Item 4 and Exhibit 4.1 incorporated herein by reference, during the past 60 days, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person named in Item 2 hereof, have effected any transactions with respect to the Issuer's Class A Stock
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Issuer's Class A Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information in Item 5 of this Amendment No. 6 is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 2.1 Schedule of Officers and Directors
Exhibit 4.1 Schedule of Transactions for Item 4 and Item 5(c) of Amendment No. 6.

## Signatures
- BOSTON OMAHA Corp: /s/ Joshua P. Weisenburger, Joshua P. Weisenburger, Chief Financial Officers (08/13/2026)